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                                                                      Exhibit 99

A BROADER LOOK AT 2001

Without doubt, Waddell & Reed was not exempt from the profound challenges faced by all Americans in 2001. The stresses brought on by a second consecutive year of market turmoil, a weakening economy and unprecedented geopolitical events contributed to an uncertain operating environment for most businesses and citizens in the United States.

In the context of all that happened in our industry and our nation, 2001 was a period of progress for our company. In the face of some trying circumstances, the underlying vision and strength that has defined Waddell & Reed for nearly 65 years was evident throughout the year.

Our vision is simple. We seek to meet individuals' needs for financial planning services, incorporating expert counsel and world-class products, to help them realize their life's ambitions. That vision is demonstrated through the hundreds of thousands of individuals who avail themselves of our services. And, in 2001, it was reaffirmed by the continued trust and confidence our clients placed in their financial advisors and in Waddell & Reed during a period of market and economic difficulty. This is perhaps best illustrated by our retail asset redemption rate of 8 percent in 2001, which was one of the lowest in the industry and less than a third of the industry average of 25 percent. It was also evident through the continued growth of our shareholder account base, which grew approximately 7.5 percent to more than 2.1 million accounts at December 31, 2001. Put simply, during a declining market, as many of our competitors' businesses contracted, people continued to turn to Waddell & Reed for personal financial guidance.

Ultimately, of course, we cannot control the markets. Therefore, we must, and do, have an unwavering focus on managing effectively all that is within our control. That means centering our efforts on helping clients understand the benefits of a thoughtful financial plan and a long-term perspective, and filling out those plans with high quality,



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dependable investment products overseen by our experienced investment management team. It also means maintaining sound advisor support and recruiting, strong sales efforts and a vibrant product line, while supporting it all with appropriate communications and training.

We believe we accomplished all of this in 2001.

INVESTMENT MANAGEMENT

Our investment performance remained comparatively strong throughout 2001, under the guidance of Waddell & Reed Financial, Inc.'s investment management subsidiary, Waddell & Reed Investment Management Company (WRIMCo). For the year ended December 31, 2001, our funds performed in line with the industry, as 49 percent of our mutual funds ranked in the top half of their peer groups, according to Lipper, Inc. On a longer-term basis, however, our performance is quite compelling: for the three-year and five-year periods ended December 31, 86 percent and 85 percent of our funds, respectively, ranked in the top half of their peer groups, according to Lipper, Inc. This, we feel, reflects the extraordinary ability of our investment management team to provide exceptional performance to our fund shareholders across a variety of market environments.

Our funds are managed by an investment team with unusual depth and breadth of experience, which proved especially valuable during 2001. Our team comprises 66 investment professionals, including portfolio managers, research analysts, economists and traders. Our 22 portfolio managers have an average of more than 22 years of investment experience and an average tenure with Waddell & Reed of 12 years. And, although our funds cover a broad range of investment categories, they all adhere to an investment philosophy that emphasizes fundamental analysis and risk control. Thus, as short-term declines inevitably impact all financial markets, such as in 2001, our managers stay committed to the discipline of analyzing the fundamentals of the companies they evaluate for possible investment.


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The rewards of our approach, and the rigor with which it is applied, have been borne out over the long term, which in turn has provided our clients with consistently competitive investment performance.

OUR ADVISORS

Fundamentally, the key to our success and growth is our proprietary network of financial advisors and the relationships that they in turn build with our clients. Year to year, we seek to increase the number of Waddell & Reed advisors and continually help them to become more productive. 2001 was an excellent year in this regard, as we increased the number of new advisors by 10.5 percent over the previous year. As in years past, we continued to attract new advisors who were newly graduated from college and from a broad span of other professions. We believe that by attracting a diverse group of individuals, and training them fully to become Waddell & Reed financial professionals, we are able to bring diverse perspectives, overlaid with a common culture, to the broad and, ultimately, uniquely individual client base that we serve.

With so many new advisors having joined us during the year, productivity per advisor dipped from the previous year's level. Significantly, however, the productivity of advisors who have been with us at least two years remained steady. As our many newer advisors become more experienced and build broader client bases, we expect productivity measures to accelerate accordingly. The overall productivity of the Waddell & Reed franchise in 2001 also was bolstered by the efforts of our subsidiary, The Legend Group, acquired in 2000, whose 290 financial advisors focus on retirement planning for employees of school districts and not-for-profit organizations.

The strength of the personal relationships we create was evident in our customer retention following the events of September 11, 2001. Our Waddell & Reed and Legend advisors worked hard to reach out to their clients to assure them that their accounts were secure, that the U.S. financial system was not in jeopardy, and that, in the aftermath of terror, perspective was critical for investors. In the months following the attacks, national surveys showed that many investors had no personal contact with their advisors, brokers


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or account representatives, leaving their questions or concerns unaddressed and undermining the strength of the advisor/client relationship. Waddell & Reed, for its part, witnessed no attrition in its client base and maintained its industry-low redemption rate on mutual fund assets.

This was but one manifestation of the attentive approach that sets Waddell & Reed advisors apart and makes them invaluable to our clients. In 2001, we further supported our advisors and their efforts through ongoing internal training programs, branding and marketing campaigns. During the year, we twice updated our FocusPlan financial planning software. In addition, we implemented an advanced version of our FocusPlan, called FocusPlan Extended. This allows us to offer more detailed and personalized financial modeling and analysis to clients and prospects who have more complex financial situations. To assist our advisors in remaining current with regard to ongoing tax and retirement planning laws, we continually revise and update all of our financial planning tools and materials. In 2001, this included updating all of our retirement plan documents, as well as making 30 new or updated software applications available. Additionally, we introduced FMA Advisor, an extensive personal training and research tool, which our advisors can access and use online.

Key internal support also was provided to all advisors during the year in the form of personalized email addresses and personalized web addresses; the upgrading of Waddell & Reed Advisors eSource, our internal informational Internet site; and through the introduction of prominent new products.

PRODUCTS AND SERVICES

In a constantly changing investment environment, we can remain competitive only if we continue to offer a comprehensive array of high-quality products. To that end, we introduced several notable products in 2001 that strengthen the lineup our advisors are able to offer their clients.



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In October 2001, we introduced the Waddell & Reed InvestEd Plan, a 529 college savings plan available nationally through Waddell & Reed advisors, which can be utilized to save for qualified higher education expenses at a broad variety of post-secondary institutions, including colleges, universities, community colleges and technical/vocational schools. The InvestEd Plan fits ideally within our financial planning focus, given that education funding is a primary goal of many American families.

Through InvestEd, families can invest substantial assets for higher education on a tax-free basis and also withdraw them free of federal income tax when use for qualified educational expenses. The Waddell & Reed InvestEd Portfolios are customized based on the beneficiary's college time horizon and the appropriate level of risk for that time horizon. The InvestEd Plan enjoyed a strong start in 2001, with more than 4,100 client accounts opening by December 31, 2001.

In July 2001, we launched Strategic Portfolio Allocation (SPA), a dynamic asset allocation program that combines cutting-edge quantitative analysis - including the use of artificial intelligence - with oversight from our investment professionals and individual client attention from our advisors. SPA offers clients ongoing asset allocation by combining sophisticated computer-based planning capabilities, the guidance of a personal financial advisor and the underlying Waddell & Reed funds. By December 31, 2001, SPA had reached $445 million in assets, including both mutual fund and variable annuity accounts.

Also in 2001, we increased the scope of insurance products that we make available, including new term insurance products and a new fixed annuity product offered through our strategic partnership with Nationwide Financial Services, Inc. This was the first full year that the variable annuity and insurance products we offer with Nationwide were available. These products, which utilize our fund families as their underlying investments, are offered exclusively by our advisors. The Nationwide partnership has proved fruitful, resulting in annuity and insurance product sales that exceeded $1 billion over the course of the year.


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OPERATIONS

Throughout the year, we directed concerted efforts toward enhancing overall client service and providing specialized training to many of our associates working in key areas of our business. This specifically included upgrading our call center software so that calls are routed more efficiently, and providing detailed cross training to associates who provide service in support of the SPA program, the InvestEd Plan and all of our retirement plan products.

Additional efficiency was achieved through the installation of a private network for each of our field offices throughout the country, which immediately improved the speed of direct communication between offices. This new network also served to enhance the functionality of eSource (our internal web-based communications resource) and, in a key step, helped to increase the ongoing flow of information between our advisors and our home office personnel.

INSTITUTIONAL AND INTERMEDIARY SALES

In addition to serving individual investors through Waddell & Reed financial advisors, Waddell & Reed has, for many years, offered its investment management capabilities to institutional clients including corporations and public entities. This institutional business has, over time, been well accepted by institutional investors and has been a strong supplement to our retail sales. In addition, we began late in 2000 to offer some of our W&R Funds through selected intermediary sales channels, including broker/dealer wrap programs, institutional platforms and through certain corporate retirement plan programs. In 2001, that strategy came to fruition as we increased sales through each of those channels and added some meaningful subadvisory business. In all, sales through institutional and intermediary channels totaled $1.6 billion in 2001.


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GOING FORWARD

As 2001 illustrated for all of us, being successful requires moving forward in the face of tough challenges and maintaining focus in an environment full of distractions. Despite the challenging circumstances of the last year, we continue to build a company that proves its mettle across all market environments, providing needed products and services to hundreds of thousands clients. We have surmounted many of the difficulties presented by the year's events and stand poised to succeed to an even greater degree when the market and world events inevitably turn for the better. This is especially true in light of what we believe will be a greater focus by the American public on the need for financial planning and the desire to seek it from a reliable, experienced source. As such, Waddell & Reed will continue to cement its position as a central resource in the lives of an ever-increasing number of clients.